BLUEFIRE RENEWABLES, INC.
31 MUSICK
IRVINE, CA 92618

July 12, 2011

VIA EDGAR
Jay Ingram
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re:	BlueFire Renewables, Inc. Post-Effective Amendment No. 4 to Form S-1 Filed July 1, 2011 File No. 333-148199

Dear Mr. Ingram:

By letter dated July 11, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided BlueFire Renewables, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Post-Effective Amendment to the Company’s Registration Statement on Form S-1, originally filed on July 1, 2011.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comment.  For your convenience, the comment is listed below, followed by the Company’s response.

General

(1)      It appears that the prospectus included in post-effective amendment no. 3 has been in use for more than nine months, that the last set of audited financial statements contained therein are more than 16 months old, and that you have not sought to update your audited financial statements within the timeframe prescribed by Section 10(a)(3) of the Securities Act and Rule 427 of Regulation C. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security.  Please supplementally advise us as to whether you have made any offers or sales using the prospectus during the period in which your audited financial statements were not current.

RESPONSE:  To the best of the Company’s knowledge, neither the Company nor any selling shareholder have made any offers or sales using the prospectus during the period in which our audited financial statements were not current.

Additionally, the Company acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Arnold R. Klann
Arnold R. Klann
Chief Executive Officer